Kenneth J. Rollins

+1 858 550 6136

krollins@cooley.com

March 22, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeanne Bennett, Vanessa Robertson, Kasey Robinson and Jeffrey Gabor

Re:	Design Therapeutics, Inc.

Registration Statement on Form S-1

Filed March 5, 2021

File No. 333-253954

Ladies and Gentlemen:

On behalf of Design Therapeutics, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated March 18, 2021 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

In response to the Comments, the Company has revised the Registration Statement and is publicly filing via EDGAR an Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) with this response letter.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form S-1, Filed March 5, 2021

Capitalization, page 80

1.

It appears that your total capitalization reflected in the Actual column should be $34,041 rather than $34,166. If you continue to believe that your capitalization is $34,166, please provide us with your calculation.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 81 of the Amended Registration Statement.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

March 22, 2021

Page Two

Certain Relationships and Related Party Transactions

Consulting Arrangements, page 169

2.

Please file as an exhibit the consulting agreement with Aseem Z. Ansari, Ph.D. or provide your analysis identifying how you determined that the agreement did not need to be filed as an exhibit. Please refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has filed the Consulting Agreement by and between the Company and Aseem Z. Ansari, PhD, dated December 27, 2017, as amended, as Exhibit 10.12 of the Amended Registration Statement.

* * *

The Company respectfully requests the Staff’s assistance in completing the review of the Amended Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please contact me at (858) 550-6136 or Charles S. Kim of Cooley LLP at (858) 550-6049 with any questions or further comments regarding our responses to the Comments.

Sincerely,

/s/ Kenneth J. Rollins

Kenneth J. Rollins

Cooley LLP

cc:	João Siffert, M.D., Design Therapeutics, Inc.

Charles S. Kim, Cooley LLP

James Pennington, Cooley LLP

Brian J. Cuneo, Latham & Watkins LLP

Drew Capurro, Latham & Watkins LLP

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com